

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 19, 2009

VIA US MAIL AND FAX (210) 832-3173
Randall T. Mays
Chief Financial Officer and Director
Clear Channel Outdoor Holdings, Inc.`
200 East Basse Road
San Antonio, Texas 78209

> **Re: Clear Channel Outdoor Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-32663**

Dear Mr. Mays:

       We have reviewed your supplemental response letter dated September 25, 2009 as well as your filings and have the following comments. As noted in our comment letter dated April 3, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended December 31, 2008
Critical Accounting Policies, page 55

1. We note your response to comment one of our letter dated August 28, 2009. Your statement that the existence of segment managers responsible for the Americas and International operations and the nature of the activities of each is not sufficient evidence to support your conclusion regarding your operating segments. In this regard, we note from your response that your CODM regularly reviews significantly detailed information for each market within the Americas and each country in International including revenues, operating expenses, OCF and OCF margins. Therefore, we continue to believe all of the markets listed on pages 22 and 23 within the Clear Channel Outdoor Americas reports under Tab III. "Performance Tracker Reports" and each individual country within the Clear Channel Outdoor International reports under the Board of Directors tab are each separate operating segments under SFAS 131.

   If you believe any of the above operating segments can be aggregated under paragraph 17 of SFAS 131, please provide us your analysis and financial information for all periods presented in your filing. In addition to your analysis of paragraphs

17.a through 17.e, please provide us with an analysis that includes historical and projected revenues, gross margins, gross margin percentages, OCF, OIBDAN and respective percentages, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

Similarly, if you believe any of these operating segments are not required to be reported separately under paragraphs 18 – 21 of SFAS 131, please provide us an analysis to support your position.

2. We note your response to comment two of our letter dated August 28, 2009. With respect to Clear Channel Outdoor Americas, since each market is an operating segment, it appears that at a minimum, each market would be a separate reporting unit pursuant to SFAS 142. Please revise or advise.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director